UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13 )1
NACCO Industries, Inc.
(Name of Issuer)
Class A Common Stock, par value $1.00 per share
(Title of Class of Securities)
629579 1 03
(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 26 Pages)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 10 3	Schedule 13D/A	Page	2	of	26	Pages

1	NAMES OF REPORTING PERSONS Alfred M. Rankin, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		122,073

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		646,139

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		122,073

WITH	10	SHARED DISPOSITIVE POWER

		646,139

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	768,212

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	3	of	26	Pages

1	NAMES OF REPORTING PERSONS Thomas T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		55,327

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		457,054

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,327

WITH	10	SHARED DISPOSITIVE POWER

		457,054

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	512,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	4	of	26	Pages

1	NAMES OF REPORTING PERSONS Claiborne R. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		35,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		472,336

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,086

WITH	10	SHARED DISPOSITIVE POWER

		472,336

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	507,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 03	Schedule 13D/A	Page	5	of	26	Pages

1	NAMES OF REPORTING PERSONS Roger F. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		75,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		450,110

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,210

WITH	10	SHARED DISPOSITIVE POWER

		450,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	525,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	6	of	26	Pages

1	NAMES OF REPORTING PERSONS Bruce T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		443,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,567

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	7	of	26	Pages

1	NAMES OF REPORTING PERSONS John C. Butler, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		12,379

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,440

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,379

WITH	10	SHARED DISPOSITIVE POWER

		376,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	389,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	8	of	26	Pages

1	NAMES OF REPORTING PERSONS Matthew M. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,500

WITH	10	SHARED DISPOSITIVE POWER

		348,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	352,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	9	of	26	Pages

1	NAMES OF REPORTING PERSONS James T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		11,461

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,461

WITH	10	SHARED DISPOSITIVE POWER

		338,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	349,756

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	10	of	26	Pages

1	NAMES OF REPORTING PERSONS Alison A. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		6,543

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,210

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,543

WITH	10	SHARED DISPOSITIVE POWER

		518,777

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	525,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	11	of	26	Pages

1	NAMES OF REPORTING PERSONS Victoire G. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		20,284

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		304,361

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,284

WITH	10	SHARED DISPOSITIVE POWER

		747,928

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	768,212

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	12	of	26	Pages

1	NAMES OF REPORTING PERSONS Corbin K. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,914

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,900

WITH	10	SHARED DISPOSITIVE POWER

		509,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	512,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	13	of	26	Pages

1	NAMES OF REPORTING PERSONS Chloe O. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		6,295

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,560

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,295

WITH	10	SHARED DISPOSITIVE POWER

		501,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	507,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	14	of	26	Pages

1	NAMES OF REPORTING PERSONS David B. Williams

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,375

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,375

WITH	10	SHARED DISPOSITIVE POWER

		378,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	379,485

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	15	of	26	Pages

1	NAMES OF REPORTING PERSONS Clara Rankin Williams

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,375

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,375

WITH	10	SHARED DISPOSITIVE POWER

		378,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	379,485

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	16	of	26	Pages

1	NAMES OF REPORTING PERSONS Elizabeth B. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		352,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	352,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	17	of	26	Pages

1	NAMES OF REPORTING PERSONS Claiborne R. Rankin, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	345,795

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	18	of	26	Pages

1	NAMES OF REPORTING PERSONS Helen R. Butler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,819

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		389,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	389,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	19	of	26	Pages

1	NAMES OF REPORTING PERSONS Julia L. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		343,145

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	343,145

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 10 3	Schedule 13D/A	Page	20	of	26	Pages
     This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”) that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 9, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 14, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 24, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”) and as amended on February 15, 2005 (the “Amendment No. 12”) (collectively, the “Filings”). This Amendment No. 13 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.
Item 2. Identity and Background.
     (a) — (c) Item 2 of the Filings is hereby amended as follows:
     The statements under the heading James T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
     James T. Rankin. James T. Rankin’s business address is 1731 Commerce Drive, Suite 120, Atlanta, Georgia 30318. He is employed by King Commercial Properties.
     The statements under the heading Claiborne R. Rankin, Jr., which appear in the filings, are hereby deleted and replaced in their entirety by the following:
     Claiborne R. Rankin, Jr. Mr. Rankin’s business address is 180 N. LaSalle Street, Suite 3000, Chicago, Illinois 60601. He is a Credit Analyst with Property Assessment Advisors.
     The statements under the heading Julia L. Rankin, which appear in the filings, are hereby deleted and replaced in their entirety by the following:
     Julia L. Rankin. Ms. Rankin’s business address is 800 F Street NW, Washington, DC 20004. She is a Marketing Promotions Manager with International Spy Museum.
Item 5. Interest in Securities of the Issuer.
     (a) — (b) The first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings is hereby deleted and replaced in its entirety by the following:
     Pursuant to the Act and the regulations thereunder the Reporting Persons may be deemed as a group to beneficially own 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 5.1% of the outstanding Class A Common as of December 31, 2005.
     The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety by the following:
     Alfred M. Rankin, Jr. Mr. Rankin (a) shares with National City Bank, a national banking association (“NCB”), the power to vote and dispose of 2,000 shares of Class A Common pursuant to an agreement with his mother (Clara L. T. Rankin), creating a charitable trust for 20 years and then for the benefit of her grandchildren; (b) shares with his mother the power to vote and dispose of 32,800 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A

CUSIP No.	629579 10 3	Schedule 13D/A	Page	21	of	26	Pages
Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (d) shares with his daughter (Helen R. Butler) the power to vote and dispose of 38,440 shares of Class A Common held in trust for the benefit of that daughter; (e) shares with another daughter (Clara R. Williams) the power to vote and dispose of 38,440 shares of Class A Common held in trust for the benefit of that daughter; (f) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (g) shares with the other partners of Rankin Associates IV, L.P., a Delaware limited partnership (“Rankin IV”) the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV; (h) has the sole power to vote and dispose of 108,073 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (i) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a revocable trust for the benefit of his mother; (j) has the sole power to vote and dispose of 14,000 shares of Class A Common held in an individual retirement account, (k) shares with his mother the power to vote and dispose of 14,000 shares of Class A Common held in trust for the benefit of his mother; (l) and is deemed to share with his spouse (Victoire Rankin) the power to vote and dispose of 20,284 shares of Class A Common owned by his spouse. Collectively, the 768,212 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.6% of the Class A Common outstanding as of December 31, 2005.
     The seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Thomas T. Rankin, is hereby deleted and replaced in its entirety by the following:
     Thomas T. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 55,327 shares of Class A Common under the Thomas Rankin Trust; (b) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and to dispose of 2,900 shares of Class A Common owned by his spouse; (c) shares as a co-trustee with his son (Matthew M. Rankin) of a trust for the benefit of his son the power to vote and dispose of 10,587 shares of Class A Common; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (e) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 512,381 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2005.
     The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, is hereby deleted and replaced in its entirety by the following:
     Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 35,086 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share, as trustee, the power to vote and dispose of 7,500 shares of Class A Common held in trust for the benefit of his son (Claiborne R. Rankin, Jr.); (c) is deemed to share, as trustee, the power to vote and dispose of 4,850 shares of Class A Common held in trust for the benefit of his daughter (Julia L. Rankin); (d) is deemed to share, as trustee, the power to vote and dispose of 10,124 shares of Class A Common held in trust for the benefit of his other daughter (Chloe R. Seelbach); (e) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 6,295 shares of Class A Common owned by his spouse; (f) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (g) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 507,422 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2005. Chloe R. Seelbach’s address is 436 West Roselyn Place, Apartment 3, Chicago, Illinois 60614. She is a project manager with KLI Learning Corporation. She is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, Chloe R. Seelbach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	629579 10 3	Schedule 13D/A	Page	22	of	26	Pages
     The ninth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Roger F. Rankin, is hereby deleted and replaced in its entirety by the following:
     Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 75,210 shares of Class A Common under the Roger F. Rankin Trust; (b) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 3,015 shares of Class A Common held in trust for his daughter (A. Farnham Rankin), and 1,128 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee; (c) is deemed to share with his spouse the power to vote and dispose of 2,400 shares of Class A Common owned by his spouse; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (e) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 525,320 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.9% of the Class A Common outstanding as of December 31, 2005.
     The tenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Bruce T. Rankin, is hereby deleted and replaced in its entirety by the following:
     Bruce T. Rankin. Mr. Rankin shares with the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership. Mr. Rankin also shares with other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by the Partnership. Collectively, the 443,567 shares of Class A Common held by Mr. Rankin constitute approximately 6.7% of the Class A Common outstanding as of December 31, 2005.
     The eleventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr., is hereby deleted and replaced in its entirety by the following:
     John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 12,379 shares of Class A Common held by Mr. Butler, including (i) 6,674 shares of Class A Common held in a trust created under the Agreement, dated June 17, 1999, creating a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in his individual retirement account, (iii) as trustee, 1,530 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler) and (iv) as trustee, 1,375 shares of Class A Common held in a trust for the benefit of his minor son (Griffith C. Butler); and (c) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 38,440 shares of Class A Common beneficially owned by his spouse. Collectively, the 389,114 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2005.
     The twelfth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin, is hereby deleted and replaced in its entirety by the following:
     Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 3,500 shares of Class A Common; (b) as a co-trustee, Mr. Rankin shares with his father (Thomas T. Rankin) the power to vote and dispose of 10,587 shares of Class A Common held in a trust for the benefit of Mr. Rankin; and (c) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership. Collectively, the 352,382 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2005.
     The thirteenth paragraph thirteen under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of James T. Rankin is hereby deleted and replaced in its entirety by the following:

CUSIP No.	629579 10 3	Schedule 13D/A	Page	23	of	26	Pages
     James T. Rankin. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership and (b) has sole power to vote and dispose of 11,461 shares of Class A Common. Collectively, the 349,756 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2005.
     The fourteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alison A. Rankin, is hereby deleted and replaced in its entirety by the following:
     Alison A. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 2,400 shares of Class A Common; (c) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 75,210 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (d) has the sole power to vote and to dispose of 3,015 shares of Class A Common held in trust for a daughter (A. Farnham Rankin) and 1,128 shares of Class A Common held in trust for another daughter (Elizabeth M. Rankin), as trustee under both trusts; and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 525,320 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.9% of the Class A Common outstanding as of December 31, 2005.
     The fifteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin, is hereby deleted and replaced in its entirety by the following:
     Victoire G. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 20,284 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 2,000 shares of Class A Common held by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L. T. Rankin because her spouse is a co-trustee of such trust; (d) is deemed to share with her spouse the power to dispose of 32,800 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L. T. Rankin because her spouse is trustee of such trust; (e) is deemed to share with her spouse the power to vote and dispose of 26,608 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (f) is deemed to share with her spouse the power to vote and dispose of 38,440 shares of Class A Common owned by a trust created for the benefit of her daughter (Helen R. Butler) because her spouse is trustee of such trust; (g) is deemed to share with her spouse the power to vote and dispose of 38,440 shares of Class A Common held in trust for the benefit of another daughter (Clara R. Williams) because her spouse is trustee of such trust; (h) is deemed to share with her spouse the power to vote and dispose of 108,073 shares of Class A Common owned by a revocable trust for the benefit of her spouse, (i) is deemed to share with her spouse the power to vote and dispose of an additional 14,000 shares of Class A Common held by her spouse in an individual retirement account; (j) is deemed to share with her spouse the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is a co-trustee of such trust; (k) is deemed to share with her spouse the power to vote and dispose of 14,000 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is trustee of such trust; and (l) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 768,212 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 11.6% of the Class A Common outstanding as of December 31, 2005.
     The sixteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Corbin K. Rankin, is hereby deleted and replaced in its entirety by the following:
     Corbin K. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by

CUSIP No.	629579 10 3	Schedule 13D/A	Page	24	of	26	Pages
the Partnership; (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mrs. Rankin; (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 55,327 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (d) is deemed to share with her spouse the power to vote and dispose of 10,587 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her son (Matthew M. Rankin); and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 512,381 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2005.
     The seventeenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin, is hereby deleted and replaced in its entirety by the following:
     Chloe O. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 35,086 shares of Class A Common held by a revocable trust created for the benefit of her spouse; (c) is deemed to share with her spouse the power to vote and dispose of 7,500 shares of Class A Common owned by a trust created for the benefit of her son (Claiborne R. Rankin, Jr.) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 4,850 shares of Class A Common held in a trust for the benefit of her daughter (Julia L. Rankin) because her spouse is trustee of such trust; (e) is deemed to share with her spouse the power to vote and dispose of 10,124 shares of Class A Common owned by a trust created for the benefit of her daughter (Chloe R. Seelbach) because her spouse is trustee of such trust; (f) has the sole power to vote and dispose of 6,295 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Mrs. Rankin; and (g) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 507,422 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.7% of the Class A Common outstanding as of December 31, 2005.
     The eighteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by David B. Williams, is hereby deleted and replaced in its entirety by the following:
     David B. Williams. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 1,375 shares of Class A Common held by Mr. Williams; (c) is deemed to share with his spouse (Clara R. Williams) the power to vote and dispose of 38,440 shares of Class A Common beneficially owned by his spouse; and (d) is deemed to share with his spouse the power to vote and dispose of 1,375 shares of Class A Common held by his spouse as custodian for their minor daughter. Collectively, the 379,485 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2005.
     The nineteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara Rankin Williams, is hereby deleted and replaced in its entirety by the following:
     Clara Rankin Williams. Mrs. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her father (Alfred M. Rankin, Jr.) the power to vote and dispose of 38,440 shares of Class A Common held by a revocable trust created for her benefit and for which her father is the trustee; (c) has sole power to vote and dispose of 1,375 shares of Class A Common held by Mrs. Williams, as custodian for her minor daughter (Margo J. B. Butler); and (d) is deemed to share the power to vote and dispose of 1,375 shares of Class A Common owned by her spouse (David B. Williams). Collectively, the 379,485 shares of Class A Common beneficially owned by Mrs. Williams constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2005.

CUSIP No.	629579 10 3	Schedule 13D/A	Page	25	of	26	Pages
     The twenty-second paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Elizabeth B. Rankin is hereby deleted and replaced in its entirety by the following:
     Elizabeth B. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 10,587 shares of Class A Common held in a trust for the benefit of her spouse, for which her spouse is a co-trustee because he resides with her; and (c) is deemed to share with her spouse the power to vote and dispose of 3,500 shares of Class A Common owned by her spouse. Collectively, the 352,382 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2005.
     The twenty-third paragraph under the heading “Item 5. Interest in Securities of the Issuer,” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:
     Claiborne R. Rankin, Jr. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) shares the power to vote and dispose of 7,500 shares of Class A Common held in a trust created under the Agreement, dated August 25, 2000, for his benefit with his father (Claiborne R. Rankin) as trustee. Collectively, the 345,795 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2005.
     The twenty-fourth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” in the Filings reporting the beneficial ownership of Class A Common by Helen R. Butler is hereby deleted and replaced in its entirety by the following:
     Helen R. Butler. Mrs. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 12,379 shares of Class A Common held by Mr. Butler, including (i) 6,674 shares of Class A Common held in a trust created under the Agreement, dated June 17, 1999, creating a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account, (iii) 1,530 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler) for which her spouse is trustee, and (iv) 1,375 shares of Class A Common held in a trust for the benefit of her minor son (Griffith C. Butler) for which her spouse is trustee; and (c) is deemed to share the power to vote and dispose of 38,440 shares of Class A Common held in a trust, created under Agreement, dated December 29, 1989, with Alfred M. Rankin, Jr. as trustee for the benefit of Mrs. Butler. Collectively, the 389,114 shares of Class A Common beneficially owned by Mrs. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2005.
     The twenty-fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” in the Filings reporting the beneficial ownership of Class A Common by Julia L. Rankin is hereby deleted and replaced in its entirety by the following:
     Julia L. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) shares the power to vote and dispose of 4,850 shares of Class A Common held in a Trust created by the Agreement, dated December 21, 2004, for her benefit with her father (Claiborne R. Rankin), as trustee. Collectively, the 343,145 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2005.
[Signatures begin on the following page.]

CUSIP No.	629579 10 3	Schedule 13D/A	Page	26	of	26	Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2006

RANKIN ASSOCIATES II, L.P.
By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

RANKIN MANAGEMENT, INC.
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

REPORTING INDIVIDUALS Name: Rankin Management, Inc.
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President, on behalf of
himself, and as:
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Julia L. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.